December 2, 2002
Division of Investment Management
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

	RE:	AEGON/Transamerica Series Fund, Inc. - Protected
		Principal Stock
		Withdrawal of Amendment to Registration Statement on
		Form N-1A
		File Nos. 33-507; 811-4419
		Accession No.0000950144-02-005696
		CIK #: 0000778207
		Post-Effective Amendment No. 51

Ladies & Gentlemen:

On behalf of AEGON/Transamerica Series Fund, Inc. (the
"Fund"), I hereby submit this application pursuant to Rule
477(a) of the Securities Act of 1933, as amended (the
"Act"), for withdrawal of Post-Effective Amendment No. 51 to the Registration Statement on Form N-1A (the
"Amendment"), filed on behalf of Protected Principal
Stock, via EDGAR on May 16, 2002 pursuant to Rule 485(a) of the Securities Act of 1933 (accession number referenced above).

The Fund is requesting that the Amendment be withdrawn as it has decided not to offer these securities at this time. No securities have been sold in connection with this Amendment.

Please contact the undersigned with any questions you may have concerning this application.

				AEGON/Transamerica Series Fund, Inc.


				/s/John K. Carter
				John K. Carter
				Vice President, Secretary &
				General Counsel

cc:	Mark Cowan, Esq.
	Division of Investment Management